Exhibit 23.5
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Nos. 333-132574; 333- 132574-01; 333-132574-02; and 333-132574-03) and related Prospectus of PPL Corporation and to the incorporation by reference therein of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedule of PPL Corporation, PPL Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PPL Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 7, 2007